Exhibit 99.2

PROFOUND MEDICAL CORP.

INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

JUNE 30, 2023

PRESENTED IN US DOLLARS (000s)

Profound Medical Corp.

Interim Condensed Consolidated Balance Sheets

In USD (000s)

(Unaudited)

	June 30, 2023 $	December 31, 2022 $

Assets

Current assets
Cash	39,275	46,517
Trade and other receivables (note 3)	6,586	6,344
Inventory (note 4)	8,056	7,941
Prepaid expenses and deposits	776	1,222
Total current assets	54,693	62,024

Property and equipment (note 5)	795	899
Intangible assets (note 6)	592	680
Right-of-use assets (note 7)	726	818

Total assets	56,806	64,421

Liabilities

Current liabilities
Accounts payable and accrued liabilities	2,424	2,091
Deferred revenue	652	471
Long-term debt (note 8)	7,329	523
Derivative financial instrument (note 8)	-	563
Lease liabilities (note 9)	252	239
Income taxes payable	321	298
Total current liabilities	10,978	4,185

Long-term debt (note 8)	-	6,651
Deferred revenue	754	764
Lease liabilities (note 9)	708	817

Total liabilities	12,440	12,417

Shareholders’ Equity

Share capital (note 10)	216,092	205,825
Contributed surplus	19,059	18,704
Accumulated other comprehensive income	12,673	16,837
Deficit	(203,458)	(189,362)

Total Shareholders’ Equity	44,366	52,004

Total Liabilities and Shareholders’ Equity	56,806	64,421

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Profound Medical Corp.

Interim Condensed Consolidated Statements of Loss and Comprehensive Loss

In USD (000s)

(Unaudited)

	Three months ended June 30, 2023 $	Three months ended June 30, 2022 $	Six months ended June 30, 2023 $	Six months ended June 30, 2022 $

Revenue (note 12)
Recurring - non-capital	1,602	1,161	3,069	2,185
Capital equipment	-	864	393	1,204
	1,602	2,025	3,462	3,389
Cost of sales (note 13)	552	1,089	1,199	2,017
Gross profit	1,050	936	2,263	1,372

Operating expenses (note 13)
Research and development	3,155	3,688	6,995	6,868
General and administrative	2,080	2,632	4,186	4,978
Selling and distribution	2,251	2,394	4,356	4,596
Total operating expenses	7,486	8,714	15,537	16,442

Operating loss	6,436	7,778	13,274	15,070

Net finance costs/(income) (note 14)	884	(1,864)	739	(972)

Loss before taxes	7,320	5,914	14,013	14,098

Income taxes	35	16	83	47

Net loss attributed to shareholders for the period	7,355	5,930	14,096	14,145

Other comprehensive (income) loss
Item that may be reclassified to loss
Foreign currency translation adjustment- net of tax	4,117	(6,181)	4,164	(3,888)
Net loss and comprehensive loss/(income) for the period	11,472	(251)	18,260	10,257

Loss per share (note 15)
Basic and diluted loss per common share	0.35	0.28	0.67	0.68

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Profound Medical Corp.

Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

In USD (000s)

(Unaudited)

	Number of shares	Share capital $	Contributed surplus $	Accumulated other comprehensive income $	Deficit $	Total $

Balance – January 1, 2022	20,776,217	219,579	16,986	4,746	(160,693)	80,618

Net loss for the period	-	-	-	-	(14,145)	(14,145)
Cumulative translation adjustment – net of tax of $nil	-	(4,726)	(315)	3,888	-	(1,153)
Exercise of share options	15,705	160	(65)	-	-	95
Vesting of RSUs	59,405	1,032	(1,032)	-	-	-
Share-based compensation (note 11)	-	-	2,466	-	-	2,466
Balance – June 30, 2022	20,851,327	216,045	18,040	8,634	(174,838)	67,881

Balance – January 1, 2023	20,879,497	205,825	18,704	16,837	(189,362)	52,004
Net loss for the period	-	-	-	-	(14,096)	(14,096)
Cumulative translation adjustment – net of tax of $nil	-	4,849	273	(4,164)	-	958
Exercise of share options	32,851	392	(153)	-	-	239
Exercise of warrants	285,138	4,223	(986)	-	-	3,237
Vesting of RSUs	53,109	668	(668)	-	-	-
Vesting of DSUs	10,000	135	(135)	-	-	-
Change in terms of DSUs (note 11)	-	-	241	-	-	241
Share-based compensation (note 11)	-	-	1,783	-	-	1,783
Balance – June 30, 2023	21,260,595	216,092	19,059	12,673	(203,458)	44,366

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Profound Medical Corp.

Interim Condensed Consolidated Statements of Cash Flows

In USD (000s)

(Unaudited)

	Six months ended June 30, 2023 $	Six months ended June 30, 2022 $

Operating activities
Net loss for the period	(14,096)	(14,145)
Adjustments to reconcile net loss to net cash flows from operating activities:
Depreciation of property and equipment (note 5)	351	327
Amortization of intangible assets (note 6)	101	531
Depreciation of right-of-use assets (note 7)	108	118
Share-based compensation (note 11)	1,783	2,466
Interest and accretion expense	384	32
Deferred revenue	142	11
Change in fair value of derivative financial instrument (note 14)	232	(89)
Interest income on trade and other receivables (note 3)	(79)	(212)
Changes in non-cash working capital balances
Trade and other receivables	(27)	(823)
Prepaid expenses and deposits	465	636
Inventory	(191)	(1,012)
Accounts payable and accrued liabilities	334	(739)
Income taxes payable	16	-
Foreign exchange on cash	(465)	(528)
Net cash flow used in operating activities	(10,942)	(13,427)

Financing activities
Repayment of long-term debt (note 8)	(372)	-
Proceeds from share options exercised	239	95
Proceeds from warrants exercised	2,423	-
Payment of lease liabilities (note 9)	(146)	(161)
Total cash from (used in) financing activities	2,144	(66)

Net change in cash during the period	(8,798)	(13,493)
Foreign exchange on cash	1,556	(424)
Cash – Beginning of period	46,517	67,152
Cash – End of period	39,275	53,235

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2023

In USD (000s)

(Unaudited)

1	Description of business

Profound Medical Corp. (Profound) and its subsidiaries (together, the Company) were incorporated under the Ontario Business Corporations Act on July 16, 2014. The Company is a medical technology company developing treatments to ablate the prostate gland, uterine fibroids, osteoid osteoma and nerves for palliative pain relief for patients with metastatic bone disease.

The Company’s registered address is 2400 Skymark Avenue, Unit 6, Mississauga, Ontario, L4W 5K5, Canada.

2	Summary of significant accounting policies and basis of preparation

Basis of preparation

The Company prepares its interim condensed consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), applicable to the preparation of interim condensed consolidated financial statements, including International Accounting Standards (IAS) 34, Interim Financial Reporting. These interim condensed consolidated financial statements are presented in US dollars and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2022, which were prepared in accordance with IFRS.

These interim condensed consolidated financial statements are prepared in accordance with the accounting policies as set out in the Company’s annual consolidated financial statements for the year ended December 31, 2022 prepared in accordance with IFRS. The presentation of these interim condensed consolidated financial statements is consistent with the presentation of the annual consolidated financial statements.

The Board of Directors approved these consolidated financial statements on August 9, 2023.

The interim condensed consolidated financial statements were prepared on a going concern basis under the historical cost convention, except for the derivative financial instrument, which was measured at fair value through profit or loss.

The fair values of cash, trade and other receivables, accounts payable and accrued liabilities and lease liabilities approximate their carrying values, due to their relatively short periods to maturity. The fair value of the long-term debt approximates its carrying amount as it has a floating interest rate.

(1)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2023

In USD (000s)

(Unaudited)

3	Trade and other receivables

The trade and other receivables balance comprises the following:

	June 30, 2023 $	December 31, 2022 $

Trade receivables	6,336	5,837
Indirect tax receivables	181	494
Other receivables	69	13
Total trade and other receivables	6,586	6,344

The Company applies the simplified approach to provide for expected credit losses prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables. Trade receivables past due represents amounts not collected beyond the customer’s contractual terms. At June 30, 2023 and December 31, 2022 there were no trade receivables that were past due.

Management continually reviews the future cash flows used in the calculation of the amortized cost of its trade and other receivables. Due to the COVID-19 pandemic and access to customer locations, certain trade and other receivables are expected to have a longer repayment term due to the payment term being based on installation of the device. The Company recognized $40 and $79 of interest income for the three and six months ended June 30, 2023, respectively ($168 and $212 of interest income for the three and six months ended June 30, 2022, respectively).

4	Inventory

	June 30, 2023 $	December 31, 2022 $

Finished goods	5,452	5,455
Raw materials	2,611	2,491
Inventory provision	(7)	(5)
Total inventory	8,056	7,941

During the three and six months ended June 30, 2023, $507 and $983, respectively (three and six months ended June 30, 2022, $552 and $1,179, respectively) of inventory was recognized in cost of sales. The Company decreased its inventory provision by $4 during the three months ended June 30, 2023 and increased its inventory provision by $2 during the six months ended June 30, 2023 (increased for the three and six months ended June 30, 2022 - $15 and $21, respectively). There were no other inventory writedowns charged to cost of sales during the period ended June 30, 2023.

(2)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2023

In USD (000s)

(Unaudited)

5	Property and equipment

	Leasehold improvements $	Equipment under lease $	Total $

At January 1, 2023
Cost	542	1,835	2,377
Accumulated depreciation	(330)	(1,148)	(1,478)
Net book value	212	687	899

Six months ended June 30, 2023
Opening net book value	212	687	899
Additions	-	243	243
Foreign exchange	3	1	4
Depreciation	(28)	(323)	(351)
Closing net book value	187	608	795

At June 30, 2023
Cost	542	2,093	2,635
Accumulated depreciation	(355)	(1,485)	(1,840)
Net book value	187	608	795

6	Intangible assets

	Exclusive licence agreement $	Software $	Total $

As at January 1, 2023
Cost	231	978	1,209
Accumulated amortization	(96)	(433)	(529)
Net book value	135	545	680

Six months ended June 30, 2023
Opening net book value	135	545	680
Foreign exchange	4	9	13
Amortization	(11)	(90)	(101)
Closing net book value	128	464	592

At June 30, 2023
Cost	231	978	1,209
Accumulated amortization	(103)	(514)	(617)
Net book value	128	464	592

(3)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2023

In USD (000s)

(Unaudited)

7	Right-of-use assets

Leased premises $

As at January 1, 2023
Cost	1,679
Accumulated depreciation	(861)
Net book value	818

Six months ended June 30, 2023
Opening net book value	818
Foreign exchange	16
Depreciation	(108)
Closing net book value	726

As at June 30, 2023
Cost	1,679
Accumulated depreciation	(953)
Net book value	726

The Company leases office premises in Mississauga, Canada. This lease agreement is entered into for a ten-year period.

8	Long-term debt

On November 3, 2022, the Company signed a term loan agreement with CIBC Innovation Banking (CIBC) to provide a secured loan for total gross proceeds of C$10,000 maturing on November 3, 2027 with an interest rate based on prime plus 2%. The Company is required to make interest only payments until October 31, 2023 with monthly repayments of the principal of C$208 plus accrued interest commencing on October 31, 2023. All obligations of the Company under the term loan agreement were guaranteed by current and future subsidiaries of the Company and included security of first priority interests in the assets of the Company and its subsidiaries. The Company has financial covenants in relation to the CIBC loan where unrestricted cash is at all times greater than EBITDA for the most recent six month period, reported on a monthly basis and that revenue for any fiscal quarter must be 15% greater than revenue for the same fiscal quarter in the prior fiscal year, reported on a quarterly basis. The Company is compliant with the first covenant whereby unrestricted cash is at all times greater than EBITDA for the most recent six month period ended June 30, 2023. However, the Company is in breach with the second covenant whereby revenue for any fiscal quarter must be 15% greater than revenue for the same fiscal quarter in the prior fiscal year as at June 30, 2023. The loan is classified as current since CIBC has the right to demand the repayment of the loan. If CIBC demands repayment of the loan, the Company has sufficient cash to cover the repayment of the loan and would have $29,275 cash remaining. Future compliance with the financial covenants included in the CIBC loan is dependent upon achieving certain revenue, EBITDA, and anticipated cash levels. Management considers there is a potential for a breach of these covenants in 2023 due to the volatility and unpredictability of revenues. Subsequent to period end, the Company received a waiver from CIBC.

(4)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2023

In USD (000s)

(Unaudited)

	June 30, 2023 $	December 31, 2022 $

Balance - Beginning of Period	7,174	-
Proceeds received, net	-	7,124
Fair value of warrants	-	(129)
Interest and accretion expense	361	115
Foreign exchange	166	108
Repayment	(372)	(44)
Balance - End of Period	7,329	7,174
Less: Current portion	7,329	523
Long-term portion	-	6,651

In connection with this term loan agreement on November 3, 2022, the Company issued 47,287 common share purchase warrants to CIBC, with each warrant entitling the holder to acquire one common share at a price of C$5.29 per common share until the date that is 10 years from the closing of the term loan agreement, with a cashless exercise feature. The cashless exercise feature causes the conversion ratio to be variable and the warrants are therefore classified as a financial liability. Gains and losses on the warrants are recorded within net finance (income) costs on the interim condensed consolidated statements of loss and comprehensive loss. On June 14, 2023, all of the outstanding warrants were exercised resulting in the issuance of 34,537 common shares. A pricing model with observable market based inputs was used to estimate the fair value of the warrants issued and is considered level 2 in the fair value hierarchy. The estimated fair value of the warrants on June 14, 2023, the date of exercise, was $568 (December 31, 2022 - $418) and this amount was transferred from derivative financial instrument to common shares. The variables used to determine the fair values are as follows:

	June 14, 2023	December 31, 2022

Share price	C$19.16	C$14.48
Volatility	70%	70%
Expected life of warrants	6.4 years	6.9 years
Risk free interest rate	3.52%	3.30%
Dividend yield	-	-

In connection with the July 30, 2018 CIBC term loan agreement which was previously repaid, the Company issued 32,171 common share purchase warrants to CIBC, with each warrant entitling the holder to acquire one common share at a price of C$9.70 per common share until the date that is 60 months from the closing of the term loan agreement, with a cashless exercise feature. The cashless exercise feature causes the conversion ratio to be variable and the warrants are therefore classified as a financial liability. Gains and losses on the warrants are recorded within net finance (income) costs on the interim condensed consolidated statements of loss and comprehensive loss. On June 14, 2023, all of the outstanding warrants were exercised resulting in the issuance of 16,266 common shares. A pricing model with observable market based inputs was used to estimate the fair value of the warrants issued and is considered level 2 in the fair value hierarchy. The estimated fair value of the warrants on June 14, 2023, the date of exercise, was $227 (December 31, 2022 - $145) and this amount was transferred from derivative financial instrument to common shares. The variables used to determine the fair values are as follows:

(5)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2023

In USD (000s)

(Unaudited)

	June 14, 2023	December 31, 2022

Share price	C$19.60	C$14.48
Volatility	80%	84%
Expected life of warrants	0.1 years	0.6 years
Risk free interest rate	4.52%	4.07%
Dividend yield	-	-

9	Lease liabilities

	June 30, 2023 $	December 31, 2022 $

Balance – Beginning of Period	1,056	1,377
Repayments	(146)	(312)
Foreign exchange	27	(68)
Interest and accretion expense	23	59
Balance – End of Period	960	1,056
Less: Current portion	252	239
Long-term portion	708	817

10	Share capital

Common shares

The Company is authorized to issue an unlimited number of common shares.

Issued and outstanding (with no par value)

	June 30, 2023 $	December 31, 2022 $

21,260,595 (December 31, 2022 – 20,879,497) common shares	216,092	205,825

(6)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2023

In USD (000s)

(Unaudited)

Warrants

A summary of warrants outstanding is shown below:

	Number of warrants	Weighted average exercise price C$	Weighted average remaining contractual life (years)

Balance - January 1, 2023	772,270	13.29	0.82
Expired	(458,477)	14.00	-
Exercised	(313,793)	13.48	-
Balance - June 30, 2023	-	-	-

11	Share-based payments

Share options

Compensation expense related to share options for the three and six months ended June 30, 2023 was $293 and $708, respectively (three and six months ended June 30, 2022 was $1,203 and $1,700, respectively). A summary of the share option changes during the period presented and the total number of share options outstanding as at those dates are set forth below:

	Number of options	Weighted average exercise price C$

Balance - January 1, 2023	1,511,773	16.07
Granted	37,350	17.26
Exercised	(32,851)	9.88
Forfeited/expired	(36,676)	17.36
Balance - June 30, 2023	1,479,596	16.21

The Company estimated the fair value of the share options granted during the period using the Black-Scholes option pricing model with the weighted average assumptions below.

	March 22, 2023	June 12, 2023

Exercise price	C$13.39	C$19.87
Expected volatility	70%	70%
Expected life of options	6 years	6 years
Risk-free interest rate	3.38%	3.22%
Dividend yield	-	-
Number of share options issued	13,900	23,450

(7)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2023

In USD (000s)

(Unaudited)

The following table summarizes information about the share options outstanding as at June 30, 2023:

Exercise price C$	Number of options outstanding	Weighted average remaining contractual life (years)	Number of options exercisable

8.01 – 10.00	326,374	5.88	313,774
10.01 – 12.00	109,534	4.73	105,019
12.01 – 14.00	22,200	7.22	8,300
14.01 – 16.00	145,456	4.02	131,277
16.01 – 18.00	423,527	6.90	324,828
18.01 – 22.00	23,750	9.92	209
22.01 – 24.00	416,955	7.88	218,519
24.01 – 26.00	1,800	7.40	1,148
26.01 – 30.00	10,000	7.70	5,628
	1,479,596	6.57	1,108,702

Long-term incentive plan

Share-based compensation expense related to long-term incentive plan (LTIP) for the three and six months ended June 30, 2023 was $549 and $1,075, respectively (three and six months ended June 30, 2022 was $388 and $766, respectively).

A summary of the RSU changes during the period are set forth below:

	Number of RSUs	Weighted average remaining contractual life (years)

Balance - January 1, 2023	443,861	2.38
Granted	10,000	2.73
Vested	(53,109)	-
Forfeited	(15,000)	-
Balance - June 30, 2023	385,752	1.97

Effective May 17, 2023, the Company adopted the approval of revision to the amended LTIP. Previously, vested DSUs were settled either in common shares or in cash or a combination thereof at the discretion of the holder and were classified as a cash-settled liability. Under the amended LTIP, vested DSUs are settled either in common shares or in cash or a combination thereof at the discretion of the Company. The change in terms resulted in the DSUs being classified as equity settled and the effect of this change was recognized in the current period resulting in a reclassification between accounts payable and accrued liabilities and contributed surplus of $241.

A summary of the DSU changes during the period are set forth below:

Number of DSUs

Balance - January 1, 2023	60,000
Vested	(10,000)
Balance - June 30, 2023	50,000

(8)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2023

In USD (000s)

(Unaudited)

12	Revenue

	Three months ended June 30,
	2023 $			2022 $
	Contracts with customers	Leasing	Total	Contracts with customers	Leasing	Total

Recurring - non-capital	1,302	300	1,602	981	180	1,161
Capital equipment	-	-	-	864	-	864
	1,302	300	1,602	1,845	180	2,025

	Six months ended June 30,
	2023 $			2022 $
	Contracts with customers	Leasing	Total	Contracts with customers	Leasing	Total

Recurring - non-capital	2,559	510	3,069	1,875	310	2,185
Capital equipment	393	-	393	1,204	-	1,204
	2,952	510	3,462	3,079	310	3,389

13	Nature of expenses

	Three months ended June 30, 2023 $	Three months ended June 30, 2022 $	Six months ended June 30, 2023 $	Six months ended June 30, 2022 $

Production and manufacturing costs	92	759	308	1,358
Salaries and benefits	3,107	3,680	6,864	7,648
Consulting fees	1,537	1,096	2,555	2,219
Research and development expense	574	503	1,390	741
Sales and marketing expenses	619	466	1,102	724
Amortization and depreciation	277	497	560	976
Share-based compensation	842	1,591	1,783	2,466
Rent	219	151	500	248
Software/Hardware	88	306	248	582
Insurance	359	308	719	618
Office and shop supplies	55	201	188	439
Other expenses	269	245	519	440
	8,038	9,803	16,736	18,459

Certain comparative figures have been reclassified to conform with current year presentation.

(9)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2023

In USD (000s)

(Unaudited)

14	Net finance (income) costs

	Three months ended June 30, 2023 $	Three months ended June 30, 2022 $	Six months ended June 30, 2023 $	Six months ended June 30, 2022 $

Change in fair value of derivative financial instrument	353	(12)	232	(89)
Lease liability interest expense (note 9)	11	16	23	32
Interest income	(455)	(75)	(752)	(109)
Change in amortized cost of trade and other receivables (note 3)	(40)	(168)	(79)	(212)
Interest expense - CIBC	181	-	361	-
Foreign exchange (gain) loss	834	(1,625)	954	(594)
	884	(1,864)	739	(972)

Foreign currency risk occurs as a result of foreign exchange rate fluctuations between the time a transaction is recorded and the time it is settled.

The Company purchases goods and services denominated in foreign currencies and, accordingly, is subject to foreign currency risk. The Company’s financial instruments denominated in foreign currencies are shown below in US dollars.

				June 30, 2023
	US dollars $	Euro $	Canadian dollars $	Chinese renminbi $	Total $

Cash	26,701	755	11,740	79	39,275
Trade and other receivables	4,873	1,536	177	-	6,586
Accounts payable and accrued liabilities	(139)	(426)	(1,841)	(18)	(2,424)
Lease liabilities	-	-	(960)	-	(960)
Long-term debt	-	-	(7,329)	-	(7,329)

As at June 30, 2023, if foreign exchange rates had been 5% higher, with all other variables held constant, loss and comprehensive loss would have been $188 higher, mainly as a result of the translation of foreign currency denominated cash, trade and other receivables, accounts payable and accrued liabilities, other liabilities and lease liabilities. The Company does not use derivatives to reduce exposure to foreign currency risk.

(10)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2023

In USD (000s)

(Unaudited)

15	Loss per share

The following table shows the calculation of basic and diluted loss per share:

	Three months ended June 30, 2023	Three months ended June 30, 2022	Six months ended June 30, 2023	Six months ended June 30, 2022

Net loss for the period	$7,355	$5,930	$14,096	$14,145
Weighted average number of common shares	21,165,107	20,789,726	21,044,330	20,788,195
Basic and diluted loss per share	$0.35	$0.28	$0.67	$0.68

The computation of diluted loss per share is equal to the basic loss per share due to the anti-dilutive effect of the share options, RSUs, DSUs and warrants. Of the 1,479,596 share options (June 30, 2022 – 1,848,336), 385,752 RSUs (June 30, 2022 – 143,911), 50,000 DSUs (June 30, 2022 – nil) and nil warrants (June 30, 2022 – 724,983) not included in the calculation of diluted loss per share for the period ended June 30, 2023, 1,158,702 (June 30, 2022 – 1,737,898) were exercisable.

16	Related party transactions

Key management includes the Company’s directors and senior management team. The remuneration of directors and the senior management team was as follows:

	Three months ended June 30, 2023 $	Three months ended June 30, 2022 $	Six months ended June 30, 2023 $	Six months ended June 30, 2022 $

Salaries and employee benefits	253	251	731	1,010
Directors’ fees	75	71	156	134
Share-based compensation	577	723	1,354	879
	905	1,045	2,241	2,023

Executive employment agreements allow for additional payments in the event of a liquidity event, or if the executive is terminated without cause.

17	Segment reporting

The Company’s operations are categorized into one industry segment, which is medical technology focused on magnetic resonance guided ablation procedures for the treatments to ablate the prostate gland, uterine fibroids, osteoid osteoma and nerves for palliative pain relief for patients with metastatic bone disease. The Company is managed geographically in Canada, Germany, USA, China and Finland.

(11)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2023

In USD (000s)

(Unaudited)

For the three months ended June 30, 2023:

	Canada $	USA $	Germany $	Total $

Revenue
Recurring - non-capital	99	1,286	217	1,602
	99	1,286	217	1,602

For the six months ended June 30, 2023:

	Canada $	USA $	Germany $	Total $

Revenue
Recurring - non-capital	140	2,346	583	3,069
Capital equipment	-	-	393	393
	140	2,346	976	3,462

For the three months ended June 30, 2022:

	Canada $	USA $	Germany $	Total $

Revenue
Recurring - non-capital	156	827	178	1,161
Capital equipment	646	218	-	864
	802	1,045	178	2,025

For the six months ended June 30, 2022:

	Canada $	USA $	Germany $	Total $

Revenue
Recurring - non-capital	286	1,440	459	2,185
Capital equipment	986	218	-	1,204
	1,272	1,658	459	3,389

Other financial information by segment as at June 30, 2023:

	Canada $	USA $	Germany $	China $	Finland $	Total $

Total assets	47,910	4,049	1,761	93	2,993	56,806
Intangible assets	592	-	-	-	-	592
Property and equipment	187	608	-	-	-	795
Right-of-use assets	726	-	-	-	-	726
Amortization of intangible assets	101	-	-	-	-	101
Depreciation of property and equipment	28	323	-	-	-	351
Depreciation of right-of-use assets	108	-	-	-	-	108

(12)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2023

In USD (000s)

(Unaudited)

Other financial information by segment as at December 31, 2022:

	Canada $	USA $	Germany $	China $	Finland $	Total $

Total assets	57,694	3,010	1,288	56	2,373	64,421
Intangible assets	680	-	-	-	-	680
Property and equipment	212	687	-	-	-	899
Right-of-use assets	818	-	-	-	-	818
Amortization of intangible assets	704	-	-	-	-	704
Depreciation of property and equipment	59	613	-	-	-	672
Depreciation of right-of-use assets	219	-	-	9	-	228